82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030539

REGISTRANT'S NAME Anadolu Efes Biracilik ve Malt Sanayii A.S.

*CURRENT ADDRESS Anadolu Cad No. 3 Esentepe-Kartal Istanbul / Turkey

**FORMER NAME Erciyas Biracilik ve Malt Sanayii A.S

**NEW ADDRESS

PROCESSED
APR 15 2002 P
THOMSON FINANCIAL

FILE NO. 82- 4144 FISCAL YEAR 12/31/99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☑	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: EB

DATE : 12/14/02

DOCUMENT 2

Detailed Financial Statements
as of December 31, 1999 and 1998
together with
Auditors' Report on the Financial Statements
as of December 31, 1999

ERCİYAS BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

DETAILED FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998

TOGETHER WITH AUDITORS' REPORT

ON THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

A.A.
AKTİF ANALİZ
SERBEST MUHASEBECİLİK MALİ MÜŞAVİRLİK A.Ş.
MEMBER OF ANDERSEN WORLDWIDE

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

ERCİYAS BİRACILIK VE MALT SANAYİİ A.Ş.

INDEPENDENT AUDITORS' REPORT FOR

JANUARY 1 - DECEMBER 31, 1999 ACCOUNTING PERIOD

1. We have examined the balance sheet of Erciyas Biracılık ve Malt Sanayii A.Ş. (the Company) as of December 31, 1999 and the related statements of income, funds flow and cash flows for the year then ended. Our examination was made in accordance with the generally accepted auditing principles, bases and standards and accordingly included, in connection with the accounts and transactions, tests of accounting records and other auditing procedures and techniques we considered necessary.

2. The company's accompanying comparative financial statements comprising the balance sheet as of December 31, 1998 and the related statement of income for accounting period than ended were audited by another audit firm. The predecessor audit company, in their independent auditors' report dated March 12, 1999, rendered an unqualified report on the financial statements as of December 31,1998.

3. In our opinion, the financial statements referred to in the first paragraph present fairly the true financial position of Erciyas Biracılık ve Malt Sanayii A.Ş. as of December 31, 1999 and the true results of its operations, fund flows and cash flows for the year then ended in accordance with the generally accepted accounting principles issued by the Capital Market Board applied consistently in 1999 and 1998 with the exception that is explained in Income Statement Note 8.

4. As explained in balance sheet note number 12, procedures relating to the merger of the Company with Güney Biracılık ve Malt Sanayii A.Ş., Ege Biracılık ve Malt Sanayii A.Ş. and Anadolu Biracılık Malt ve Gıda Sanayii A.Ş are in progress.

5. **Additional Paragraph for Convenience Translation to English**
The effects of the differences between CMB Principles and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used and International Accounting Standards ("IAS") have not been quantified in the accompanying financial statements (refer to Note 34 for a description of major differences). Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements and IAS.

A.A. AKTİF ANALİZ
SERBEST MUHASEBECİLİK MALİ MÜŞAVİRLİK ANONİM ŞİRKETİ
Member of Andersen Worldwide

Murat Ece

Istanbul,
March 3, 2000

(Convenience Translation of a Report and Financial Statements
Originally issued in Turkish -- See Note 34 to the Balance Sheet)

ERCIYAS BIRACILIK VE MALT SANAYII A.S.

DETAILED BALANCE SHEET (in millions of TLl)

		31.12.1999	31.12.1998
I	. CURRENT ASSETS	22.417.899	17.628.124
A.	Liquid Assets	1.303.870	3.704.339
1.	Cash	3.002	818
2.	Banks	1.300.868	3.692.734
3.	Other Liquid Assets	0	10.787
B.	Marketable Securities	1.220.181	3.614.301
1.	Equities	0	0
2.	Private Sector Bonds Notes & Bills	0	0
3.	Public Sector Bonds Notes & Bills	1.220.181	3.614.301
4.	Other Marketable Securities	0	0
5.	Prov.For Security Market Value Drop(-)	0	0
C.	Short Term Trade Receivables	7.937.343	4.386.163
1.	Customers	7.858.605	4.341.744
2.	Notes Receivables	67.714	47.600
3.	Deposits & Guarantees	14.115	51
4.	Other Short Term Trade Receivables	267.163	193.782
5.	Provision for Discount of Receivables (-)	-3.122	-3.364
6.	Provision for Doubtful Receivables (-)	-267.132	-193.650
D.	Other Short Term Receivables	7.029.150	1.647.014
1.	Receivables From Shareholders	5.486.797	443.090
2.	Receivables From Participations	1.489.321	1.119.616
3.	Receivables From Affiliated Companies	0	0
4.	Other Short Term Receivables	53.032	84.308
5.	Provision for Discount of Receivables (-)	0	0
6.	Provision For Doubtful Receivables (-)	0	0
E.	Inventories	4.162.380	3.367.145
1.	Raw Materials & Consumables	1.024.410	696.736
2.	Work in Process	808.875	860.363
3.	Semi-Finished Goods	0	0
4.	Finished Goods	1.731.573	1.431.557
5.	Merchandise	0	0
6.	Other Inventories	469.932	293.387
7.	Prov.For Inventory Market Value Drop(-)	0	0
8.	Order Advances Given	127.590	85.102
F.	Other Current Assets	764.975	909.162
II.	LONG TERM ASSETS	55.825.462	41.026.643
A.	Long Term Trade Receivables	4.540.421	2.957.186
1.	Customers	4.322.035	2.956.267
2.	Notes Receivables	0	31
3.	Deposits & Guarantees	1.026	888
4.	Other Long Term Trade Receivables	217.360	0
5.	Provision For Discount of Receivables (-)	0	0
6.	Provision for Doubtful Receivables (-)	0	0
B.	Other Long Term Receivables	5.644.111	4.065.360
1.	Receivables From Shareholders	1.302.487	938.160
2.	Receivables From Participations	4.341.624	3.127.200
3.	Receivables From Affiliated Companies	0	0
4.	Other Long Term Receivables	0	0
5.	Provision For Doubtful Receivables (-)	0	0
6.	Provision for Doubtful Receivables (-)	0	0
C.	Long Term Financial Assets	30.728.058	23.003.837
1.	Non-marketable Securities	0	0
2.	Prov.For Non-Market Sec. Value Drop(-)	0	0
3.	Participations	27.266.416	21.986.298
4.	Capital Commit. To Participations (-)	0	-3
5.	Prov.For Particip.Market Value Drop (-)	0	0
6.	Affiliated Companies	0	5.000
7.	Capital Comm. To Affiliated Co. (-)	0	0
8.	Prov.For Affil. Co.Market Value Drop(-)	0	0
9.	Other Long Term Financial Assets	3.461.642	1.012.542
D.	Tangible Fixed Assets	14.199.953	10.328.174
1.	Land	166.645	166.645
2.	Land Improvements	651.551	447.073
3.	Buildings	4.901.292	3.286.449
4.	Machinery Plant & Equipment	18.510.544	15.137.978
5.	Vehicles	247.087	179.358
6.	Fixtures & Fittings	3.754.336	1.137.583
7.	Other Tangible Fixed Assets	0	0
8.	Accumulated Depreciation (-)	-14.221.571	-10.038.521
9.	Investment In Process	45.899	11.600
10.	Order Advances Given	144.170	9
E.	Intangible Fixed Assets	31.060	34.416
1.	Foundation & Organisation Assets	0	0
2.	Rights	0	0
3.	Capitalized Expenses of R&D	0	0
4.	Other Intangible Fixed Assets	31.060	34.416
5.	Advances Given	0	0
F.	Other Long Term Assets	681.859	637.670
	TOTAL ASSETS	78.243.361	58.654.767

The accompanying notes are an integral part of these balance sheets.

(Convenience Translation of a Report and Financial Statements
Originally issued in Turkish – See Note 34 to the Balance Sheet)

ERCIYAS BIRACILIK VE MALT SANAYII A.S.

	DETAILED BALANCE SHEET (in millions of TLI)	31.12.1999	31.12.1998
I.	SHORT TERM LIABILITIES	25.353.175	18.750.012
A.	Financial Loans	17.809.880	6.254.400
1.	Bank Loans	5.427.030	6.254.400
2.	Current Install.&Int.of Long Term Loans	12.382.850	0
3.	Current Install.&Int.of Long Term Bonds	0	0
4.	Notes & Commercial Bills	0	0
5.	Other Financial Loans	0	0
B.	Trade Payables	2.622.753	1.889.886
1.	Creditors	1.227.874	1.601.103
2.	Notes Payable	0	37.884
3.	Deposits & Guarantees	1.394.879	260.505
4.	Other Trade Payables	0	0
5.	Provision for Discount of Notes (-)	0	-9.606
C.	Other Short Term Payables	3.523.933	9.080.346
1.	Payables to Shareholders	213	332
2.	Payables to Participations	2.506.554	0
3.	Payables for Affiliated Companies	0	0
4.	Expenses Payable	305.925	88.184
5.	Taxes Duties & Deductions Payable	711.061	679.974
6.	Deferred Liabilities	0	0
7.	Other Short Term Payables	180	8.311.856
8.	Provision For Discount of Payables (-)	0	0
D.	Advances Received Against Orders	0	86.091
E.	Provisions	1.396.609	1.439.289
1.	Provision for Taxes	0	347.864
2.	Provisions for Other Payables & Expenses	1.396.609	1.091.425
II.	LONG TERM LIABILITIES	40.250.706	27.071.990
A.	Financial Loans	34.065.915	22.756.892
1.	Bank Loans	34.065.915	22.756.892
2.	Bonds Issued	0	0
3.	Other Debt Instruments Issued	0	0
4.	Other Financial Loans	0	0
B.	Trade Payables	674.639	12
1.	Creditors	674.627	0
2.	Notes Payable	0	0
3.	Deposits & Guarantees	0	0
4.	Other Trade Payables	12	12
5.	Provision for Discount of Payables (-)	0	0
C.	Other Long Term Payables	4.329.269	3.554.484
1.	Payables to Shareholders	0	0
2.	Payables to Participations	0	0
3.	Payables to Affiliated Companies	0	0
4.	Deferred Liabilities	0	0
5.	Other Long Term Liabilities	4.329.269	3.554.484
6.	Provision For Discount of Payables (-)	0	0
D.	Order Advances Received	0	0
E.	Provisions	1.180.883	760.602
1.	Provision for Retirement Pay	1.180.883	760.602
2.	Provision for Other Payables & Expenses	0	0
III.	SHAREHOLDERS EQUITY	12.639.480	12.832.765
A.	Capital	12.000.000	12.000.000
B.	Capital Commitments (-)	0	0
C.	Premium on Issue of Shares	0	0
D.	Revaluation Surplus	13.935.884	1.803.920
1.	Revaluation Surplus of Fixed Assets	6.724.247	1.803.920
2.	Revaluations Surplus of Participations	7.211.637	0
3.	Revaluations Surplus from Stock Exchange	0	0
E.	Reserves	2.194.343	3.136.119
1.	Legal Reserves	873.299	873.299
2.	Statutory Reserves	0	0
3.	Special Reserves	312.770	1.257.083
4.	Extraordinary Reserves	1.006.706	1.005.460
5.	Cost Revaluation Fund Of Fixed Assets	1.568	277
6.	Profit from fix.ass./part.sha.sale to be added cap	0	0
7.	Accumulated Income	0	0
F.	Current Year Income	0	0
G.	Current Year Loss (-)	-11.541.982	-4.107.274
H.	Accumulated Losses (-)	-3.948.765	0
1.	1st Year's Loss	-3.948.765	0
2.	2nd Year's Loss	0	0
	TOTAL LIABILITIES	78.243.361	58.654.767

The accompanying notes are an integral part of these balance sheets.

(Convenience Translation of a Report and Financial Statements
Originally issued in Turkish -- See Note 34 to the Balance Sheet)

ERCIYAS BIRACILIK VE MALT SANAYII A.S.

	DETAILED INCOME STATEMENT (in millions of TLI)	31.12.1999	31.12.1998
A.	GROSS SALES	54.786.980	42.926.541
1.	Domestic Sales	50.008.813	29.190.004
2.	Exports	3.367.405	3.745.483
3.	Other Sales	1.410.762	9.991.054
B.	DEDUCTIONS FROM SALES (-)	-16.131.777	-8.894.551
1.	Sales Returns (-)	-40.945	-4.117
2.	Sales Discounts (-)	0	0
3.	Other Deductions (-)	-16.090.832	-8.890.434
C.	NET SALES	38.655.203	34.031.990
D.	COST OF SALES (-)	-24.724.922	-24.146.247
	GROSS PROFIT (LOSS)	13.930.281	9.885.743
E.	OPERATING EXPENSES (-)	-8.197.940	-5.190.702
1.	Research & Development Expenses (-)	0	0
2.	Marketing Selling & Distrib. Exp. (-)	-2.587.187	-2.882.580
3.	General Administrative Expenses (-)	-5.610.753	-2.308.122
	OPERATING PROFIT (LOSS)	5.732.341	4.695.041
F.	INCOME & PROFIT FROM OTHER OPERATIONS	11.837.684	4.043.323
1.	Dividends from Participations	1.355.900	207.228
2.	Dividends from Affiliated Companies	0	0
3.	*Interest & Other Dividend Income*	5.366.560	441.828
4.	Other Operating Income	5.115.224	3.394.267
G.	EXPENSES & LOSSES FROM OTHER OPERATIONS (-)	-1.518.145	-1.574.905
H.	FINANCIAL EXPENSES (-)	-27.557.247	-9.595.483
1.	Short Term Financial Expenses (-)	-12.262.402	-9.595.483
2.	*Long Term Financial Expenses (-)*	-15.294.845	0
	LOSS BEFORE EXTRAORDINARY ITEMS & TAX	-11.505.367	-2.432.024
I.	EXTRAORDINARY INCOME & PROFIT	137.512	275.330
1.	Reversal of Provisions	0	0
2.	Prior Year Income & Profit	74	0
3.	Other Extraordinary Income & Profit	137.438	275.330
J.	EXTRAORDINARY EXPENSES & LOSSES (-)	-174.127	-1.602.716
1.	Idle Division Expenses & Losses (-)	-20.336	-1.585.533
2.	Prior Year Expenses & Losses (-)	-9.961	0
3.	Other Extraordinary Exp. & Losses (-)	-143.830	-17.183
	LOSS BEFORE TAX	-11.541.982	-3.759.410
K.	TAX & OTHER LEGAL LIABILITIES (-)	0	-347.864
	NET LOSS AFTER TAX	-11.541.982	-4.107.274

The accompanying notes are an integral part of these balance sheets.

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

ERCİYAS BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

NOTES TO THE BALANCE SHEETS AS OF DECEMBER 31, 1999

(Currency -- Millions of Turkish lira, unless otherwise indicated)

1. Company's Activities:

   Production and selling of beer and plastic materials.

2. Shareholders With Shareholdings Equal Or Higher Than 10% :

   As of December 31, 1999 and 1998, paid-in share capital consists of 12 billion shares with a par value of 1,000 TL each. Shareholders, whose shareholdings are equal or higher than 10% are as follows:

	December 31,1999		December 31, 1998	
Shareholders	Amount	%	Amount	%
Yazıcılar Otomotiv ve Gıda Yatırım ve Pazarlama Sanayii ve Ticaret A.Ş. (Yazıcılar Otomotiv)	1,431,373	11.93	1,431,373	11.93
Ege Biracılık ve Malt San.A.Ş. (Ege Biracılık)	3,196,800	26.64	3,196,800	26.64
Anadolu Endüstri Holding A.Ş. (Anadolu Endüstri Holding)	2,462,723	20.52	2,462,723	20.52
Public Shareholders and Others	4,909,104	40.91	4,909,104	40.91
	12,000,000	100.00	12,000,000	100.00

3. The Types and Privileges of Share Certificates Representing the Share Capital:

   Until July 2, 1999, shareholders holding B-group shares had the privilege to receive all income corresponding to their share as dividend and to be represented in the Board of Directors by one person. This privilege was canceled with the Extraordinary General meeting decision made on July 2, 1999 which was announced on July 12,1999 in the Turkish Trade Registry Gazette with number 4831. Hence, as of July 12, 1999, all shares are treated as ordinary stock.

4. Registered Share Capital Ceiling:

   The upper limit of the registered share capital is 15,000,000TL.

5. Share Capital Increases Realized in the Period and Sources:

As of December 31, 1998, the company increased its share capital from TL3, 000,000 to TL12, 000,000. The formal registration of the increase was realized at January 5, 1999. There was no share capital increase in the period ended December 31, 1999.
The sources of the share capital increase dated December 31,1998 are as follows:

Date	Amount	Cash	Reserves	Revaluation Fund
09.12.1998	9,000,000	-	6,733,274	2,266,726

6. Marketable Securities Other than Share Certificates Issued in the Period:

There are no marketable securities other than share certificates issued in the period.

7. Marketable Securities (Borrowing) Redeemed in Current Period:

There are no debt securities redeemed in the period.

8. Movement of Fixed Assets During the Current Period:

Movement of fixed assets for the years ending December 31, 1999 and 1998 is as follows:

		1999		1998
a) Cost of the purchased, produced and constructed fixed assets (excluding construction-in-progress and advances given)		3,001,128		12,113,671
b) Cost of fixed assets sold and scrapped		3,382,806		531,842
c) Revaluation increase in the current period		4,933,904		1,113,869
▪ Fixed asset cost (+)	8,255,047		2,130,681	
▪ Accumulated depreciation (-)	3,321,143		1,016,812	

d) Details of the construction in progress as to nature, amount carried at the balance sheet, beginning and ending date and percentage of completion as of December 31, 1999:

Description	Carrying Value	Estimated Investment Value	Starting Date	Ending Date	Percentage of Completion
Purification Plant	34,721	340,000	26.02.1999	31.05.2000	10%
Fermentation and boiling tank	11,178	19,000	04.06.1999	31.05.2000	59%
	45,899	359,000			

e) Details of the construction in progress as to nature, amount carried at the balance sheet, beginning and ending date and percentage of completion as of December 31, 1998:

Description	Carrying Value	Estimated Investment Value	Starting Date	Ending Date	Percentage of Completion
Plant heating system	11,600	15,000	02.11.1998	01.07.1999	77%

9. Investment Allowances that are used in Current Period and Carried Forward to Next Year: Investment allowances used were TL1,581,578 and TL1,540,734 as of December 31, 1999 and 1998, respectively. There are no investment allowances carried forward from 1999.

10. Account Balances with Shareholders and Related Parties:

	December 31, 1999			
	Receivables		Payables	
	Trade	Non-trade	Trade	Non-trade
Shareholders	683,506	6,789,284	4,728	213
Participations	5,787,403	5,830,945	48,071	2,506,554
	6,470,909	12,620,229	52,799	2,506,767

	December 31, 1998			
	Receivables		Payables	
	Trade	Non-trade	Trade	Non-trade
Shareholders	53,454	1,381,249	17,092	332
Participations	2,432,428	4,246,816	61,646	-
Subsidiaries	29,680	-	-	-
	2,515,562	5,628,065	78,738	332

11. Evaluation, Compilation and Depreciation Policies for Inventories and Other Balance Sheet Items; Changes in These and Other Accounting Policies and Their Monetary Effects; Developments that may Affect Going Concern and Periodicity Assumptions:

Inventories are valued at weighted average cost. Tangible fixed assets, excluding buildings, which are depreciated at the acquisition cost, are depreciated using the straight-line method. There was no change in accounting methods during the current period.

Accounting procedures of the Company starting from October 1,1999, the Company began to use the SAP-ERP program for recording accounting transactions. In order to increase the performance of SAP-ERP integrated program; the Company removed all fully depreciated fixed assets amounting to TL 3.222.946 and the related accumulated depreciation accounts amounting to TL 3.222.946 from assets of the balance sheet.

The recording did not affect Net Balance Sheet Asset Value. The revaluation fund of the related fixed assets was added to capital prior to January 01,1999 according to the article numbered 298 of Tax Legislation. The revaluation fund pertaining to these assets as of September 30,1999 is TL 0.

For adaptation to the SAP-ERP program, returnable containers (cases and bottles) which amount to TL2,090,661 and which were classified under inventories, were recorded as fixed assets on September 30,1999 based on the approval taken from Ministry of Finance. As a result of this, additional depreciation expense was realized as TL313,600 for the period ended as of September 30,1999.

12. Subsequent Events:

a) The retirement pay ceiling has been increased to TL489 effective January 1, 2000.

b) 1,210m^2 of the land located in Istanbul, Bakırköy district, Londra Asfaltı site, Section 70, Island 222, Plots 23 and 24 will be expropriated by the Istanbul Municipality without a charge, with the decision of Board of Directors taken at December 22,1999. Total area of the plots 23 and 24 is 120,657m^2 with book value TL747,031 (full). The area of the land, which will be handed over, is 1,210m^2 with book value TL7,492 (full).

c) The Company has decided with the Decision of Board of Directors at February 2, 2000 to authorize the Chairman of BOD and one of the BOD Members to approve and sign the agreement of merger with Güney Biracılık ve Malt Sanayii A.Ş., Ege Biracılık ve Malt Sanayii A.Ş. and Anadolu Biracılık Malt ve Gıda Sanayii A.Ş. in the name of BOD.

13. Contingent Losses and Gains:

The Company has two investment encouragement certificates taken from Undersecretary of Treasury and related to these certificates the Company, among others, has the following rights.

Beginning / Ending	Number	Investment Allowance Percentage (%)	Customs Exemption Percentage (%)	Approved Amount of Investment Expenditure	Actual Amount of Investment Expenditure
09.01.1996 31.12.2000	45104	100	100	1,390,326	922,511
31.05.1994 30.06.2000	36527	100	100	10,778,000	1,009,053

The investment allowance is deducted from corporate tax and is subject to income tax withholding. Income tax rate to be applied on investment allowances is 16.5%. No investment allowance was used by the Company in 1999 and 1998, since the Company did not have taxable income. The continuation of the right of the Company to benefit from the above incentives is dependent on its compliance with applicable legislation.

14. Changes in Accounting Estimates That Have a Material Effect on Gross Profit Percentages and Their Monetary Effects:

    None.

15. Mortgages and Guarantees on the Assets of the Company:

    As of December 31,1999 and 1998, there are no other mortgages or guarantees except the share pledge which is explained in Note 26.

16. Insurance Coverage on the Assets:

    Insurance coverage for inventories and tangible fixed assets included in the assets as of December 31, 1999 is TL 49,954,292TL (1998 TL32,073,842).

17. Collaterals Obtained for Receivables:

    As of December 31, 1999 the total amount of the guarantee notes and cheques, mortgages, letters of guarantee obtained for receivables is TL 532,622 (1998-TL260,505)

18. Off-balance Sheet Commitments and Contingent Liabilities:

    As of December 31, 1999 off-balance sheet commitments comprise of letters of guarantee given to banks, customs and suppliers and amount to TL9,621,615TL (1998-TL3,353,017).

19. Blocked deposits in banks:

    As of December 31, 1999 the amount of blocked deposits is TL27 (December 31, 1998 – TL27).

20. Market Value of Marketable Securities and Long-term Financial Assets that are Carried at Cost in Balance Sheet and Cost of Marketable Securities and Long-term Financial Assets that are Carried at Market Value in Balance Sheet:

As of December 31, 1999 and 1998 with respect to the participations included in the long-term financial assets in the accompanying balance sheets and also publicly traded on the Istanbul Stock Exchange (ISE), the carrying book value of such participations as reflected in the accompanying balance sheets as of December 31, 1999 and 1998 and their market values which have been determined according to the average of the weighted average prices in the last five working days prior to the balance sheets date are as follows:

December 31, 1999

Participation	Book Value	Number of Shares	Average Market Price per Share (in full TL)	Market Value
Anadolu Biracılık	991,266	958,266,351	11,375	10,900,280
Alternatifbank A.Ş.	1,499,433	1,117,500,000	4,720	5,274,600
Efes Sınai	1,960,202	1,474,201,629	8,335	12,287,471
Total	4,450,901			28,462,351

December 31, 1998

Participation	Book Value	Number of Shares	Average Market Price per Share (in full TL)	Market Value
Anadolu Biracılık	352,422	319,422,117	8,277	2,643,857
Alternatifbank A.Ş.	1,012,542	630,608,880	1,357	855,736
Efes Sınai	1,620,002	1,134,001,253	2,833	3,212,626
Total	2,984,966			6,712,219

21. Description and Amount of Marketable Securities, Issued by the Shareholders, Participations and Subsidiaries of the Company that are included in the Marketable Securities and Long-term Financial Assets:

None.

22. Description and Amount of Balance Sheet Items Stated as "Others" that Exceed 20% of the Included Group Total or 5% of Total Assets in the Financial Statements:

	1999	1998
a) Other Short-term Trade Receivables:		
Doubtful Receivables	267,132	193,650
Legal Follow-up	31	31
Others	-	101
	267,163	193,782
b) Other Short-term Receivables:		
Due From Personnel	28,597	17,307
Job Advances	24,416	67,001
Others	19	-
	53,032	84,308
c) Other Current Assets:		
Prepaid taxes and funds	268,543	262,516
Prepaid expenses	164,793	115,882
Dividends and income accruals	13,299	-
VAT to be transferred	26,496	475,945
Other VAT	38,751	53,473
Others	253,093	1,346
	764,975	909,162
d) Other Long-term Receivables:		
Case and Caterpillar Palette	217,360	-
	217,360	-
e) Other Long-term Assets:		
VAT related to Tangible non-current fixed assets	-	39,452
Other VAT	681,859	598,218
	681,859	637,670
f) Reserve for Other Liabilities and Expenses:		
Foreign Currency difference and interest accrual	596,676	553,980
Financial expense accrual	727,834	475,731
Water expense accrual	26,257	21,195
Electricity expense accrual	37,588	31,719
Communication expense accrual	8,254	7,271
Others	-	1,529
	1,396,609	1,091,425
g) Other Long-Term Liabilities:		
Deferred VAT and VAT deductible on export sales	4,329,269	3,354,484
	4,329,269	3,354,484

23. Total Amount of the Receivables from and Payables to Personnel that Exceed 1% of the Total Assets in Balance Sheet and Included in "Other Receivables" and "Other Short-term or Long-term Liabilities" Captions:

    None.

24. Description and Amount of Allowance for Doubtful Receivables that are Provided for Receivables from Related Parties:

    None.

25. Total Amount of the Allowances for Doubtful Receivables that are Past Due or Not Yet Due:

    As of December 31, 1999 and 1998 allowance for doubtful receivables is TL267,132 and TL193,650, respectively. TL146,978 and TL84,692 of these amounts as of December 31, 1999 and 1998, respectively, represent the foreign exchange differences relating to a USD270,825 receivable which became doubtful as of December 31, 1999 and 1998. As of same dates, the remaining amounts of TL120,154 and TL108,958 represents reserves for receivables arising from prior years' export sales. There is no allowance for doubtful receivables that is not yet due.

26. Breakdown of the Subsidiaries and Participations Included in Long-term Financial Assets; Shareholding Percentage of the Company, Carrying Amount, Net Income and Loss in the Recent Financial Statements, Period of the Financial Statements, whether Financial Statements are Prepared / Not Prepared Under CMB Standards, Audit Status of Financial Statements, Result of Audit Report:

    a) Indirect Participations:

    Breakdown of the indirect participations as of the Company as of December 31, 1999 is as follows:

    Moskow Efes Brewery Zao
    Efes Romania Industrie S.A.
    Efes Karaganda Brewery
    Efes Productie SRL
    Anadolu Efes Technic
    Coca Cola Kuban Bottlers
    Efes Holland Tech. Man Cons.
    Efes Kırgız Distribution Company
    Efes Invest Holland B.V.

    b) Direct Participations and Other Non-Current Financial Assets:

    As of December 31, 1999 and 1998 the breakdown of the direct participations; shareholding percentage, carrying amount and summary of financial statement data related to other non-current financial assets is as follows:

As of December 31, 1999 the breakdown of the direct participations; shareholding percentage, carrying amount and summary of financial statement data related to other non-current financial assets is as follows:

Participations	Carrying Amount December 31 1999	Shareholding Percentage (%) December 31 1999	Financial Statement Data Income/(Loss) Before Taxation	Net Income/(Loss)	Period of the Financial Statements	Financial Statements prepared / not prepared under CMB Standards	Audit Status of Financial Statements	Result of Audit Report
Anadolu Biracılık	991,266	31.58	2,325,624	1,503,740	9/30/1999	Prepared	Audited	-
Efes Pazarlama	2,340,901	37.50	868,300	123,042	12/31/1998	Not Prepared	Not Audited	-
Tarbes	409,063	34.75	111,270	75,289	12/31/1998	Not Prepared	Not Audited	-
Efes Breweries International B.V.	3,434,037	28.56	USD1,670,434	USD1,670,434	12/31/1998	Not Prepared	Not Audited	-
Özdağ Dağıtım Pazarlama İthalat İhracat A.Ş. Özdağ)	2,453,612	21.30	614,371	334,044	12/31/1998	Not Prepared	Not Audited	-
İmbat Meşrubat Sanayi ve Ticaret A.Ş.(İmbat)	3,956,629	21.30	1,007,776	794,528	12/31/1998	Not Prepared	Not Audited	-
Öz-Pa Pazarlama ve Ticaret A.Ş. (Öz-Pa)	104,640	21.30	630,105	351,829	12/31/1998	Not Prepared	Not Audited	-
Efes Tecnic Consultancy	1,849	30.04	(*)	(*)	(*)	(*)	(*)	(*)
Maksan (**)	8,946,046	28.33	771,703	725,510	12/31/1998	Not Prepared	Not Audited	-
Ansan (**)	4,285,880	28.33	654,418	545,143	12/31/1998	Not Prepared	Not Audited	-
Mepa (**)	276,709	28.33	807,366	439,682	12/31/1998	Not Prepared	Not Audited	-
Meda (**)	65,784	28.33	216,256	118,011	12/31/1998	Not Prepared	Not Audited	-
	27,266,416							
Other Long Term Financial Assets:								
Efes Sinai	1,960,202	9.00	1,186,937	1,045,190	9/30/1999	Prepared	Not Audited	-
Alternatifbank	1,499,433	7.50	52,202,031	33,902,031	12/31/1999	Prepared	Audited	-
Cypex Co. Ltd.(Cypex)	1,626	5.42	39,606	25,702	12/31/1998	Not Prepared	Not Audited	-
Romanian Efes	381	5.00	USD (4,337,575)	USD (4,337,575)	12/31/1998	Not Prepared	Not Audited	-
	3,461,642							

(*) The financial statements of this Company did not reach to the Company.
(**) *Share Certificates representing the participation right are subject to pledge to the seller of the share certificates,* Coca Cola Group Companies, since October 18,1996.

As of December 31, 1998 the breakdown of the direct participations; shareholding percentage, carrying amount and summary of financial statement data related to other non-current financial assets is as follows:

Participations	Carrying Amount December 31 1999	Shareholding Percentage (%) December 31 1999	Financial Statement Data Income/(Loss) Before Taxation	Net Income/(Loss)	Period of the Financial Statements	Financial Statements prepared / not prepared under CMB Standards	Audit Status of Financial Statements	Result of Audit Report
Efes Pazarlama	2,340,901	37.50	535,801	535,801	6/30/1998	Not Prepared	Not Audited	-
Tarbes	409,063	34.75	128,580	126,347	6/30/1998	Not Prepared	Not Audited	-
Anadolu Biracılık	352,422	31.58	1,381,265	848,365	9/30/1998	Prepared	Not Audited	-
Maksan (**)	4,619,489	28.33	(138,191)	(138,191)	5/29/1998	Not Prepared	Not Audited	-
Ansan (**)	2,857,965	28.33	143,800	143,800	5/29/1998	Not Prepared	Not Audited	
Meda (**)	65,784	28.33	319,921	319,921	5/29/1998	Not Prepared	Not Audited	-
Mepa (**)	269,830	28.33	(4,583,476)	(4,583,476)	5/29/1998	Not Prepared	Not Audited	-
Efes Tecnic Consultancy	1,849	30.00	(*)	(*)	(*)	(*)	(*)	(*)
Efes Breweries International B.V.	3,361,776	31.09	NLG 436,678	NLG (71,337)	6/30/1998	Not Prepared	Not Audited	-
Özdağ Dağıtım Pazarlama	2,324,026	21.30	985,249	985,249	5/29/1998	Not Prepared	Not Audited	-
Öz-Pa Pazarlama ve Ticaret A.Ş. (Öz-Pa)	100,144	21.30	271,074	271,074	5/29/1998	Not Prepared	Not Audited	-
İmbat Meşrubat Sanayi ve Ticaret A.Ş. (İmbat)	3,661,852	21.30	732,759	732,759	5/29/1998	Not Prepared	Not Audited	-
Efes Sınai Yatırım	1,620,002	9.00	707,469	452,667	9/30/1998	Prepared	Not Audited	
Cypex Co. Ltd.	813	5.42	18,433	18,433	6/30/1998	Not Prepared	Not Audited	
Romanian Efes Brewery S.A.	382	5.00	LEI (6,714,433,785)	LEI (6,714,433,785)	12/31/1997	Not Prepared	Not Audited	-
	21,986,298							
Other Long Term Financial Assets:								
Alternatifbank	1,012,542	7.50	7,544,449	5,512,449	12/31/1998	Prepared	Not Audited	-
	1,012,542							

(*): The financial statements of this company did not reach to the Company.
(**) Share Certificates representing the participation right are subject to pledge to the seller of the share certificates, Coca Cola Group Companies, since October 18,1996.

27. Amount of Free Shares Obtained from the Capital Increases of Participations and Subsidiaries:

The summary of the free shares obtained from the capital increases rendered from internal source of participations and other financial non-current assets are as follows:

Free shares obtained from Efes Sınai	972,000
Free shares obtained from Alternatifbank A.Ş.	61,035
Total for the year 1998	1,033,035
Free shares obtained from Efes Sınai	340,200
Free shares obtained from Alternatifbank A.Ş.	121,036
Free shares obtained from Anadolu Biracılık	638,844
Free shares obtained from Maksan	3,843,827
Free shares obtained from Ansan	1,193,576
Free shares obtained from Mepa	6,879
Free shares obtained from İmbat	148,899
Free shares obtained from Özdağ	129,586
Free shares obtained from Özpa	4,475
Total for the year 1999	6,427,322

28. Real Rights on the Tangible Assets:

None.

29. Revaluation Increases on Fixed Assets:

As of December 31, 1999 and 1998 and 1997, revaluation increases in the cost and accumulated depreciation of tangible non-current assets are as follows:

Fixed Assets	December 31,1997 (80.4%)	December 31,1998 (77.8%)	December 31,1999 (52.1%)
Increase in carrying amount	1,723,976	2,130,681	8,255,047
Increase in accumulated depreciation	841,187	1,016,812	3,321,144
Revaluation fund	882,789	1,113,869	4,933,903

30. The Foreign Currency Denominated Assets and Liabilities with Exchange Rate Exposure and their Translation Rates: As of December 31, 1999 and 1998 foreign currency denominated assets and liabilities are as follows:

		December 31, 1999				December 31, 1998		
		Foreign Currency	Exchange Rate	TL Equivalent		Foreign Currency	Exchange Rate	TL Equivalent
Banks	USD	484,224.66	539,720	261,346	USD	3,245,589.26	312,340	1,013,727
	DEM	211,554.20	276,975	58,595	DEM	12,977.18	187,120	2,428
	GBP	6,132.80	871,890	5,347	GBP	39.38	522,160	21
	EURO	13,321.52	542,096	7,222	FRF	160.00	55,703	9
					BFR	.20	9,048	0
				332,510				1,016,185
Customers	USD	2,888,052.70	540,098	1,559,831	USD	7,904,648.00	312,720	2,471,942
	USD(*)	13,000,000.00	542,703	7,055,139	USD (*)	13,000,000.00	312,720	4,065,360
	DEM	711,893.41	277,169	197,315	DEM	655,400.62	187,340	122,783
	FRF	892,492.15	82,642	73,757	NLG	35,784.18	166,130	5,945
	GBP	229,593.94	872,501	200,321	GBP	229,686.42	522,790	120,078
	NLG	43,254	245,993	10,640	FRF	814,568.69	55,843	45,488
				9,097,003				6,831,596
Liabilities	USD	12,427	542,703	6,744	USD	15,150.00	312,720	4,738
	DEM	9,466,075	278,506	2,636,359	DEM	91,180.10	187,340	17,082
	DKK	39,350.30	73,245	2,882	DKK	39,350.30	49,214	1,937
	EURO	502.99	544,711	274				
				2,646,259				23,756
Short Term Bank Borrowings	USD	10,000,000	542,703	5,427,030	USD	20,000,000	312,720	6,254,400
Current portion and interest of long-term bank Borrowings	USD	10,000,000	542,703	5,427,030				
Long Term Bank Borrowings	USD	62,770,825	542,703	34,065,915	USD	72,770,825	312,720	22,756,892
Liabilities due to Participation Purchases	USD	12,816,992.79	542,703	6,955,820	USD	26,567,913.14	312,720	8,308,318

(*) The Company has taken a loan from JP Morgan and transferred USD3,000,000 and USD10,000,000 with the same conditions from this loan to its shareholder Güney Biracılık and its participation Efes Pazarlama, respectively, in the first half of 1998. The interest rate of this loan is 9.35%.

31. Amounts of the Guarantees, Commitments, Collaterals, Advances Given on behalf of the Shareholders, Participations and Subsidiaries:

As of December 31, 1999 and 1998 the amount of guarantees, commitments, collaterals and advances given to shareholders, participations and subsidiaries is TL 9.533.387 (1998-TL 5.165.938)

32. The Average Number of Personnel by Categories during the Period:

The average number of personnel worked during the periods ended December 31, 1999 and 1998 were as follows:

	1999	1998
Salaried	178	155
Waged	328	338
	506	**493**

33. Other Issues that Have a Significant Effect on the Financial Statements or Are Required for Clarity, Interpretation and Understanding of the Financial Statements:

a) Year 2000 (unaudited): According to Special Case Explanation Report sent to the CMB by the Company, Year 2000 problem realized in accounting and financial systems, and personal computers at January 1,2000 has been solved in the same day.

b) Since the Company has experienced losses for the periods 1999 and 1998, there are no corporate taxation and income tax withholding on corporate income payable. Furthermore distribution of dividends is not possible due the losses. Due to the same reason profit distribution tables has not been prepared.

34. Explanation Added for Translation to English:

The accounting and reporting principles referred in Note 11, differ from the accounting principles generally accepted in the countries in which the accompanying financial statements are to be distributed and from International Accounting Standards (IAS) issued by the International Accounting Standards Committee. These differences principally relate to the presentation of financial statements, accounting for subsidiaries and associates, accounting for the effects of hyperinflation, capitalization of financial expenses, investment grants, depreciation, deferred taxation and certain accruals. The effects of such differences are not quantified herein. Accordingly, the accompanying financial statements are not intended to present financial position, results of operations and cash flows in accordance with accounting principles generally accepted in such countries and IAS. Had IAS or accounting principles generally accepted in the countries in which the accompanying financial statements are to be distributed been applied, components of net income, financial position and cash flows could be materially different than those reflected in the accompanying financial statements. Furthermore, the accompanying financial statements may not provide a suitable basis on which to make comparisons between years.

ERCİYAS BİRACILIK VE MALT SANAYİİ A.Ş.

NOTES TO THE STATEMENTS OF INCOME FOR THE YEARS ENDED

DECEMBER 31, 1999 AND 1998

(Currency -- Millions of Turkish lira, unless otherwise indicated)

1. The Composition / Allocation of Depreciation for the Period:

The details of depreciation and amortization charges which are recorded in cost of production, operating expenses and idle plant costs for the years ended December 31, 1999 and 1998 were as follows:

		1999
a) Depreciation charges		4,121,520
i) Normal depreciation, amortization and depletion Charges	3,148,254	
ii) Depreciation charge resulting from revaluation	973,266	
b) Amortization charges		7,575
		4,129,095

For the period ended December 31,1998 total balance of depreciation and amortization expenses is TL 4,486,307.

2. The Composition / Allocation of Provisions for the Period:

The details of provisions and discount expenses which are included in operating expenses, income and profit from other operations, expenses and losses from other operations and financial expenses for the years ended December 31, 1999 and 1998 were as follows:

	1999	1998
Provision for retirement pay	420,281	344,682
Current period discount expenses	12,728	3,364
Provision for taxation on income	-	347,864
Provision for interest charges	727,824	475,731
Provision for water expense	26,257	21,195
Provision for electricity expense	37,588	31,719
Provision for doubtful receivables	70,365	94,624
Provision for foreign currency loans	596,676	553,980
Others	8,254	8,800
	1,889,973	**1,881,959**

3. Financial Expenses in the Period:

The details of the financial expense were as follows:

	1999	1998
Included in the carrying value of tangible non-current assets	-	951,586
Directly expensed	27,557,247	9,595,483
	27,557,247	10,547,069

4. Financial Expenses Charged by Shareholders, Subsidiaries and Participations: AEH A.Ş., TL 25.149 (1998-TL 46,179).

5. Sales/ Purchases Made to/from Shareholders, Subsidiaries and Participations (those exceeding 20% of the total to be shown separately):

a) Sales:	1999	1998
Shareholders		
Ege Biracılık	797,031	105,210
Güney Biracılık	136,782	177,017
Anadolu Endüstri Holding	-	2,849
	933,813	285,076
Participations:		
Efes Pazarlama	51,050,885	30,837,701
Efes Sınai	205	-
Romanian Efes	411,540	260,602
Efes International	768,128	784,453
Tarbes	208	1,052
Maksan	-	71,400
	52,230,966	31,955,208
b) Purchases of Raw Materials and Services:		
Shareholders:		
Ege Biracılık	163,387	77,696
Güney Biracılık	22,218	1,058
	185,605	78,754
Participations		
Anadolu Biracılık	4,896,194	2,970,739
Tarbes	818,205	460,346
Efes Pazarlama	171,593	15,283
	5,885,992	3,446,368

6. Interest and Rents Paid to and Received from Shareholders, Subsidiaries and Participations (those exceeding 20% of the total to be shown separately):

For the periods ended December 31,1999 and 1998 Interest and rents paid to and received from Shareholders, Subsidiaries and Participations are as follows:

	1999	1998
a) Rent Income (included in income and gains from other operations):		
Efes Pazarlama	17,546	36,028
Anadolu Biracılık	2,460	770
Tarbes		120
	20,006	36,918
b) Foreign currency gains, interest and other income (included in income and gains from other operations):		
Anadolu Biracılık	154,442	9,599
Ege Biracılık	1,006,452	3,314
Güney Biracılık	-	27,826
Anadolu Endüstri Holding	2,157,180	-
Efes Pazarlama	-	7,893
Tarbes	176,274	2,860
	3,494,348	51,492
c) Service Income:		
Ege Biracılık	144,828	115,476
Güney Biracılık	144,828	115,476
Anadolu Biracılık	144,828	115,476
Anadolu Endüstri Holding A.Ş.	155,349	-
Efes Pazarlama	-	6,225
	589,833	352,653
d) Dividends income from participations:		
Anadolu Biracılık	127,769	95,827
Tarbes	22,245	18,537
Cypex Co. Ltd.	1,510	824
Alternatifbank	365,855	92,040
Efes Pazarlama	14,648	-
Maksan	22,058	-
Ansan	234,340	-
Meda	226,787	-
Mepa	63,468	-
İmbat Meşrubat San.Ltd.Şti.(İmbat)	145,878	-
Özdağ Dağıtım Pazarlama İthalat İhracat (Özdağ A.Ş.)	63,082	-
		-
Özpa Pazarlama ve Ticaret Ltd.Şti.	66,543	-
Yönetim Kurulu Kar Payları	1,717	-
	1,355,900	207,228
e) Service Expenses:		
Anadolu Endüstri Holding	807,055	289,630
	807,055	289,630
f) Fixed Assets Purchases:		
Anadolu Honda	5,500	-
	5,500	-
g) Rent Expenses:		
Çelik Motor	69,509	41,036
Güney Biracılık	181	-
	69,690	41,036

7. Salaries and Benefits Provided to the Members of Top Management:
   Salaries and benefits provided to the members of top management in 1999 amount to TL250,000 (1998 – TL42,431).

8. Depreciation Methods and the Effect of Changes in Depreciation Methods as Increase (+) or Decrease (-) in Current Year Depreciation Expense:

   Straight-line depreciation method is applied for the plants in Istanbul and Lüleburgaz (except for the buildings). Within the periods, the Company started to use straight line depreciation method instead of double declining depreciation method for certain fixed assets. This change had a decreasing effect of TL1,245,844 in depreciation expense of year1999.

9. Systems and Methods Used in Calculation of Cost of Inventory:

   The costing is made using the process costing system, and the inventory costing method is weighted average for all inventory items (except advances).

10. Reasons for Not Performing Full or Partial Physical Inventory Count, If Any:

    A physical count is performed at December 31,1999. A physical count for work-in-process inventory has not been performed, since the inventory would be damaged, if the work in process tanks were opened.

11. Balances of Sales of Scrap, By Products and Service Sales Included in Domestic and Export Sales in Case of These Balances are Exceeding 20% of Gross Sales:

    Total or separately balances of such sales mentioned above does not exceed 20% of the gross sales.

12. Sales Incentives and Subventions of the Company:

    None.

13. Prior Period Gains / Income and Losses / Expenses:

	1999	1998
a) Prior period income and gains		
Others	74	-
b) Prior period expense and losses		
Others	9.961	-

14. The amounts and percentages of net income per share and dividend per share information (in full TL):

    As the Company reported losses in 1999 and 1998, these ratios are not applicable.

15. Production Quantities:

	December 31, 1999	December 31,1998	Change (%)
Beer(Hectoliter)	2,259,581	2,148,585	5,17
Plastic (Tons)	1,272	1,237	2,83

16. Sales Quantities:

	December 31, 1999	December 31,1998	Change (%)
Beer(Hectoliter)	2,231,351	2,101,746	6,17
Plastics (Tons)	932	519	79,58

(Convenience Translation of a Report and Financial Statements Originally issued in Turkish – See Note 34 to the Balance Sheet)

ERCİYAS BİRACILIK VE MALT SANAYİİ A.Ş.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
(Currency -- Millions of Turkish lira)

		31.12.1999			31.12.1998		
A.	CASH, BEGINNING OF YEAR			**3.704.339**			**118.794**
B.	CASH INFLOWS WITHIN THE YEAR			**66.055.814**			**61.885.250**
	1. Cash from Sales		35.104.023			33.725.873	
	a) Net Sales	38.655.203			34.031.990		
	b) Decrease in Receivables (From Sales)	-			-		
	C) Increase in Receivables (From Sales) (-)	(3.551.180)			(306.117)		
	2. Cash from Income and Gains from Other Operations		11.837.684			4.043.323	
	3. Cash from Extraordinary Income and Gains		137.512			275.330	
	4. Increase in Current Liabilities (Non-trade)		6.218.160			2.440.275	
	a) From Issuance of Securities	-			-		
	b) Other Increases	6.218.160			2.440.275		
	5. Increase in Non-current Liabilities (Non-trade)		12.758.435			15.015.873	
	a) From Issuance of Securities	-			-		
	b) Other Increases	12.758.435			15.015.873		
	6. Cash from Share Capital Increase		-			6.372.141	
	7. Other Cash Inflows		-			12.435	
C.	CASH OUTFLOWS WITHIN THE YEAR			**68.456.283**			**58.172.476**
	1. Cash Outflows due to Costs		22.249.348			19.577.254	
	a) Cost of Sales	24.724.922			24.146.247		
	b) Increase in Inventories	795.235			2.450.367		
	c) Decrease in Payables (from Purchases)	-			-		
	d) Increase in Payables (from Purchases) (-)	(732.867)			(1.205.925)		
	e) Expenses like Depreciation and Reserves not Requiring Cash Outflow	(2.537.942)			(5.813.435)		
	f) Decrease in Inventories (-)	-			-		
	2. Cash Outflows due to Operating Expenses		6.206.841			5.190.702	
	a) Research and Development Expenses	-			-		
	b) Marketing, Selling and Distribution Expenses	2.587.187			2.882.580		
	c) General and Administrative Expenses	5.610.753			2.308.122		
	d) Expenses not Requiring Cash Outflow	(1.991.099)			-		
	3. Cash Outflows due to Expenses and Losses Related to Other Operations		1.518.145			1.574.905	
	a) Cash Outflows due to Expenses and Losses Related to Other Operations	1.518.145			1.574.905		
	b) Expenses not Requiring Cash Outflow	-			-		
	4. Cash Outflows due to Financial Expenses		27.557.247			9.595.483	
	5. Cash Outflows due to Extraordinary Expenses and Losses		153.792			1.602.716	
	a) Extraordinary Expenses and Losses	174.127			1.602.716		
	b) Expenses and Losses not Requiring Cash Outflow	(20.335)			-		
	6. Cash Outflows due to Investment in Non-current Assets		7.579.217			19.605.973	
	7. Repayment of Principal of Short-term Liabilities (Not From Purchases)		-			-	
	a) Repayment of Principal of Debt Securities	-			-		
	b) Other Payments	-			-		
	8. Repayment of Principal of Long-term Liabilities (Not From Purchases)		-			-	
	a) Repayment of Principal of Debt Securities	-			-		
	b) Other Payments	-			-		
	9. Taxes and Similar Charges Paid		347.864			259.175	
	10. Dividends paid		-			620.496	
	11. Other Cash Outflows		2.843.829			145.772	
D.	CASH, END OF YEAR			**1.303.870**			**3.831.568**
E.	INCREASE / (DECREASE) IN CASH			**(2.400.469)**			**3.712.774**

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

ERCİYAS BİRACILIK VE MALT SANAYİİ A.Ş.

STATEMENTS OF FUNDS FLOW (SOURCES - USES)

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(Currency -- Millions of Turkish lira)

	31.12.1999			31.12.1998		
A. SOURCES			**19.709.462**			**25.316.055**
1. Sources from Operating Profit		-			-	
a. Operating Profit						
b. Depreciation and Amortization (+)	-			-		
c. Other Expenses not Requiring Fund Outflow (+)	-			-		
d. Gains not providing Fund Inflow (-)	-			-		
2.Sources from Extraordinary Income		-			275.330	
a. Extraordinary Income	-			275.330		
b. Other Expenses not Requiring Fund Outflow (+)	-			-		
c. Gains not providing Fund Inflow (-)	-			-		
3. Decrease in Current Assets		-			-	
4. Decrease in Non-Current Assets		-			-	
5. Increase in Current Liabilities		6.951.027			3.646.200	
6. Increase in Long-term Liabilities		12.758.435			15.015.873	
7.Share Capital Increase (Cash portion)		-			6.372.141	
8. Emission Premium		-			-	
9. Return from Çıraklık Fonu		-			6.511	
USES OF SOURCES			**19.709.462**			**25.316.055**
1. Use of Sources Due to Operating Loss		6.955.991			(3.381.411)	
a. Operating Loss	11.505.367			2.432.024		
b. Depreciation and Amortization	(4.129.095)			(4.486.307)		
c. Other Expenses not Requiring Fund Outflow (+)	(420.281)			(1.563.336)		
d. Gains not providing Fund Inflow (-)	-			236.208		
2 Sources from Extraordinary Expenses and Losses		36.615			1.602.716	
a. Extraordinary Expenses	36.615			1.602.716		
b. Other Expenses not Requiring Fund Outflow (+)	-			-		
c. Gains not providing Fund Inflow (-)	-			-		
3. Taxes and Similar Charges Paid		347.864			259.175	
4. Dividends Paid		-			620.496	
5. Increase in Current Assets		4.789.775			6.609.106	
6. Increase in Non- current Assets (Excluding Revaluation Surplus)		7.579.217			19.605.973	
7. Decrease in Current Liabilities		-			-	
8. Decrease in Non-Current Liabilities		-			-	
CHANGE IN NET WORKING CAPITAL						
1. Increase in Net Working Capital			**-**			**1.655.563**
2. Decrease in Net Working Capital			**(1.827.689)**			**-**

(Convenience Translation of a Report and Financial Statements
Originally issued in Turkish -- See Note 34 to the Balance Sheet)

ERCİYAS BİRACILIK VE MALT SANAYİİ A.Ş.

STATEMENTS OF COST OF SALES

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(Currency -- Millions of Turkish lira)

	31.12.1999		31.12.1998	
PRODUCTION OPERATION				
A. Direct Raw Materials and Supplies Costs		16.481.054		11.210.614
B. Direct Labor Expenses		1.062.533		631.916
C. General Production Expenses		6.611.467		4.740.140
D. Work-in-Process Usage		51.488		(636.168)
1. Inventories, Beginning of Year (+)	860.363		224.195	
2. Inventories, End of Year (-)	(808.875)		(860.363)	
I. COST OF GOODS PRODUCED		24.206.542		15.946.502
E. Change in Finished Goods Inventories		(300.016)		(1.245.520)
1. Inventories, Beginning of Year (+)	1.431.557		186.037	
2. Inventories, End of Year (-)	(1.731.573)		(1.431.557)	
II. COST OF GOODS SOLD		23.906.526		14.700.982
1. Merchandise, Beginning of Year (+)	-		-	
2. Purchases During the Year	818.396		9.445.265	
3. Merchandise, End of Year (-)	-		-	
III. COST OF MERCHANDISE SOLD		818.396		9.445.265
COST OF SALES (I + II+III)		24.724.922		24.146.247